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February 22, 2019

FILED VIA EDGAR CORRESPONDENCE

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549-4720

Attn: Valerie J. Lithotomos

Re:	Cornerstone Total Return Fund, Inc.

Preliminary Proxy Statement on Schedule 14A filed on February 12, 2019
File No. 811-02363

Dear Ms. Lithotomos:

On behalf of Cornerstone Total Return Fund, Inc. (the “Fund”), this letter is in response to the comments relayed in a telephone conversation with the undersigned on February 21, 2019 from the Staff of the U.S. Securities and Exchange Commission (the “Commission”) regarding the Fund’s Preliminary Proxy Statement on Schedule 14A filed on February 12, 2019 (the “Proxy Statement”) under the Securities Exchange Act of 1934 as amended (the “Exchange Act”). We have set forth below, in bold face type, the comment, followed by the Fund’s responses:

1.	Please clarify the affiliation between the Current Advisor and the New Advisor.

RESPONSE: The New Investment Advisor is owned by Cornerstone Trust. Ralph W. Bradshaw is one of the trustees of Cornerstone Trust. The Current Advisor is owned by two individuals, Ralph W. Bradshaw and Gary A. Bentz. It is anticipated that, subject to shareholder approval of the New Management Agreement and upon completion of the Reorganization, the New Investment Advisor will employ the current portfolio managers and all of the same personnel that the Current Advisor currently employs in its provision of investment advisory services to the Fund. Upon completion of the Reorganization, Mr. Bentz is expected to become an independent contractor to the New Investment Advisor providing non-investment advisory services.

2.	Please provide an update on the status of the Reorganization.

RESPONSE: Cornerstone Trust was established on January 29, 2019. The New Investment Advisor was formed on January 30, 2019. The New Investment Advisor filed its Form ADV with the Commission on February 20, 2019. It is anticipated that the New Investment Advisor’s registration as an investment advisor will be declared effective on or about April 6, 2019.

3.	Please add disclosure clarifying the reasons for the Reorganization.

RESPONSE: The Fund has added the following disclosure to the Proxy Statement as a new third paragraph under the “Introduction” section of Proposal 2:

Mr. Bentz, one of the two owners of the Current Adviser, has indicated that he is considering different options with respect to his future endeavors and, if the New Management Agreement is approved by the Fund’s stockholders and the Reorganization is completed, Mr. Bentz would prefer to provide non-advisory consulting services on an as-needed basis to the New Investment Adviser and devote the bulk of his time to other ventures. The Reorganization would allow for Mr. Bentz’s transition to a non-advisory consulting role while also creating a new entity (the New Investment Adviser) that can employ the same portfolio managers and other personnel that are currently employed by the Current Adviser in connection with the investment advisory services it provides the Fund.

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In accordance with our telephone discussion yesterday morning, the disclosure provided in the response to Comment No. 3 above, and other revisions which are non-material in nature, will be incorporated into the Company’s definitive Proxy Statement which will be filed today, February 22, 2019.

Very truly yours,

/s/ Margaret Murphy Margaret Murphy